

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 14, 2017

Jack W. Hanks
Chief Executive Officer
MMEX Resources Corporation
3616 Far West Blvd., #117-321
Austin, TX 78731

  Re: MMEX Resources Corporation
    Amendment No. 2 to Registration Statement on Form S-1
    Filed November 3, 2017
    File No. 333-218958

Dear Mr. Hanks:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2017 letter.

General

1. We note your response to our prior comment 4 and reissue. The provision that allows Crown Bridge to, at any time after the occurrence of an Event of Default, convert, at Crown Bridge's option, the note into shares of your common stock at a price based on a formula tied to market price of your Class A common stock is outside the allowable conditions for 'indirect primary offerings" of equity line transactions. In addition, the note issued to Crown Bridge Partners, LLC on May 16, 2017 appears to allow the holder of the note to, at its option, convert all or any amount of the principal face amount of the note then outstanding into shares of the company's common stock at a price for each share of common based upon a formula tied to the market price of your Class A common stock. Because this note was signed within six months of the signing of the equity line agreement, we view the convertible note as being part of the equity line transaction. Any

such convertible securities, acquired within six months of the signing of the equity line agreement, and held by the equity line investor that are convertible into the company's securities should be convertible at a fixed price that is not nominal, in order to fit within the accommodations for "indirect primary offerings" of equity line transactions.

2. Please provide, if true, a representation that you have the ability to repay the indebtedness to Crown Bridge without recourse to the monies received or to be received from Crown Bridge under the equity line agreement. Please note that the amount of indebtedness may not be reduced or relieved by the issuance of shares under the equity line.

Prospectus Summary, page 7

3. We note your response to our prior comment 5 and re-issue. Please disclose the percentage of your Class A common stock that the securities underlying the equity line agreement represent, based on the current price of your Class A common stock (without taking into account any caps on the number of shares that Crown Bridge may own at any one time).

Use of Proceeds, page 21

4. Please revise to set forth the interest rate, as well as the redemption premiums of the principal amount of the note, for each note and the maturity of each note. And, to the extent the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to instruction 4 of Item 504 of Regulation S-K. In addition, to the extent that you do not draw upon the entire $3,000,000 worth of Class A Common stock under the Equity Purchase Agreement, please tell us how you plan to repay the notes.

Business, page 40

Current Business Operations and Strategy, page 40

5. We note your response to our prior comment 10 and reissue in part. Please revise to clarify, if true, Maples Resource's "right, title and interest in plans to build the Refinery" refers only to the plans and not to an actual right to build the Refinery or the actual title for the land for the Refinery site. In addition, you state that you filed this agreement in your previous amendment to your Form S-1. However, we were unable to locate the agreement. Please file the agreement as an exhibit to your registration statement.

Project Milestones and Timeline, page 41

6. We note your response to our prior comment 12 and reissue in part. Please clarify which milestones, if any, you have completed in the section labeled "Fourth quarter of 2017" on

page 41. In addition, please disclose here an estimate of the costs of the milestones listed on pages 41 and 42.

Location and Logistics, page 43

7. We note your response to our prior comment 15 and reissue in part. Please disclose whether you will need to obtain financing in order to purchase the 350 acre parcel of land for your refinery.

Construction of the Refinery, page 45

8. Please revise to clarify, if true, that you have not yet filed for any of the permits listed on page 45.

Selling Stockholder Table, page 53

9. Please revise to include the shares issuable to Crown Bridge Partners, LLC pursuant to the May 16, 2017 note for $60,000 or advise.

10. Please revise to include the natural person with voting or dispositive control over the shares owned by Vista Capital Investments LLC.

Description of Capital Stock, page 56

Common Stock, page 56

11. We note your revised disclosure on page 56 that you are authorized to issue 9,010,000,000 shares of capital stock. This disclosure appears inconsistent with your disclosure on page 40 that you are authorized to issue 5,000,000,000 shares of capital stock, of which 3,000,000,000 has been designated Class A common stock and 2,000,000,000 has been designated Class B common stock. Please revise for consistency.

Exhibit Index

12. Please include a hyperlink for each exhibit incorporated by reference pursuant to Item 601(a)(2) of Regulation S-K.

Exhibits 10.2 and 10.4

13. We note your response to our prior comment 20 and reissue in part. Our prior comment 20 referenced Section 7.1(b), but we note you have removed Section 7.2(b). Section 7.1(b) appears to give Crown Bridge control over the right of the company to sell the put shares to Crown Bridge. The investor should be irrevocably bound to purchase all of the

shares underlying the equity line agreement before filing the registration statement.
Please revise accordingly.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any
questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor
Office of Transportation and Leisure

cc: Bruce H. Hallet
        Hallett & Perrin, P.C.